

11017274

SECU... ...CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 03 2011

Washington, DC

SEC FILE NUMBER
8- 34765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

5101 Wheelis Drive, Suite 112
_____
                        (No. and Street)

Memphis   TN   38117
_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Ray Brandon   901.324.6600
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck PLC
_____
             (Name – if individual, state last, first, middle name)

5100 Wheelis Drive, Suite 300   Memphis, TN   38117
_____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Ray Brandon_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Brandon Investments, Inc._____, as of ___December 31_____, 20_10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MY COMMISSION EXPIRES: NOVEMBER 2, 2013

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Brandon Investments, Inc.
December 31, 2010

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Board of Directors
Brandon Investments Inc.
Memphis, Tennessee

We have audited the accompanying balance sheet of Brandon Investments, Inc. as of December 31, 2010, and the related statements of loss, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandon Investments, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds, Bone & Griesbeck, PLC

February 23, 2011

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

STATEMENT OF FINANCIAL CONDITION

Brandon Investments, Inc.
December 31, 2010

ASSETS

Cash and cash equivalents	$	151,651
Accounts receivable		13,111
Due from affiliate		81,668
Prepaid expenses		6,028
Furniture and equipment, net		7,532
Cash value life insurance		141,913
Total assets	$	401,903

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	609
Accrued payroll taxes		22
Accrued state taxes		1,312
Deferred income taxes		2,401
Total liabilities		4,344
Stockholders' equity		
Common stock, no par value, 100 shares authorized and issued		4,996
Retained earnings		392,563
Total stockholders' equity		397,559
Total liabilities and stockholders' equity	$	401,903

STATEMENT OF LOSS

Brandon Investments, Inc.
Year Ended December 31, 2010

Revenues		
Commissions	$	750,539
Interest income		792
		751,331
Expenses		
Advertising and promotion		2,963
Automobile expense		4,228
Depreciation		4,150
Dues and publications		10,453
Entertainment		7,487
Insurance		82,866
Miscellaneous expense		2,957
Office supplies and expense		19,521
Postage		6,296
Professional services		14,396
Profit sharing		159,000
Rent		45,039
Salaries		896,120
Taxes and licenses		51,114
Telephone		8,093
Travel		16,918
Administrative overhead reimbursement		(577,578)
		754,023
Loss before income taxes		(2,692)
Income taxes		2,186
Net loss	$	(4,878)

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Brandon Investments, Inc.
Year Ended December 31, 2010

	Common Stock	Retained Earnings	Total
Balance at January 1, 2010	$ 4,996	$ 397,441	$ 402,437
Net loss	-	(4,878)	(4,878)
Balance at December 31, 2010	$ 4,996	$ 392,563	$ 397,559

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Brandon Investments, Inc.
Year Ended December 31, 2010

Subordinated liabilities at January 1, 2010	$	-
No activity during year		-
Subordinated liabilities at December 31, 2010	$	-

STATEMENT OF CASH FLOWS

Brandon Investments, Inc.
Year Ended December 31, 2010

Cash flows from operating activities		
Net loss	$	(4,878)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		4,150
Deferred income taxes		897
Increase in cash value life insurance		(8,246)
Changes in operating assets and liabilities:		
Accounts receivable		219
Due from affiliates		13,179
Prepaid expenses		854
Accounts payable		558
Accrued taxes		453
Net cash provided by operating activities		7,186
Cash used for investing activities - purchase of equipment		(3,998)
Net change in cash and cash equivalents		3,188
Cash and cash equivalents at beginning of year		148,463
Cash and cash equivalents at end of year	$	151,651

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2010

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brandon Investments, Inc. (the Company) was organized on July 16, 1982, as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The Company operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and sells securities, life insurance, annuities, and other types of investments recommended by its affiliate. The Company derives its income from commissions on these sales. Commissions are recognized as the related services are performed.

The Company is exempt from provisions of SEC rule 15c3-3 under the Securities Exchange Act of 1934, in accordance with provisions of SEC rule 15c3-3(k)(2)(i).

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities and net operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Continued

7

Brandon Investments, Inc.
December 31, 2010

The Company accounts for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company records interest expense and penalties related to uncertain tax positions as interest expense and other expense, respectively. Income tax returns for 2007 and subsequent years are subject to examination by taxing authorities.

Subsequent Events

Management has reviewed events occurring through February 23, 2011, the date the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$	106,948
Less accumulated depreciation		99,416
	$	7,532

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2010, the Company had net capital of $289,197 which was $284,197 in excess of its minimum net capital required of $5,000.

4. RELATED PARTY TRANSACTIONS

Substantial managerial services, office facilities, and other benefits are provided by the Company to Brandon Financial Planning, Inc., which is affiliated with the Company through common ownership and control. The Company is reimbursed for such costs allocated to its affiliate. The allocations are based on the relative income of the entities. There were no other financial transactions between the entities during the year ended December 31, 2010.

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2010

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5. RETIREMENT PLAN

The Company maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months of active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, totaled $159,000 for 2010.

6. INCOME TAXES

Income taxes consist of the following:

Current		
Federal	$	808
State		481
		1,289
Deferred		
Federal		718
State		179
		897
	$	2,186

The reasons for the difference between income taxes on loss before income taxes and the amount computed by applying statutory federal tax rates relate principally to state income tax and nondeductible expenses.

The components of the net deferred tax liability are as follows:

Deferred tax assets	$	-
Deferred tax liability - cash basis reporting for tax purposes		(2,401)
Net deferred tax liability	$	(2,401)

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2010

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7.   **COMMITMENTS AND CONTINGENCIES**

The Company has a noncancelable operating lease for its office space expiring May 31, 2011. Rent expense under the lease was $37,240 in 2010.

Future minimum operating lease payments at December 31, 2010 are as follows:

Year	
2011	$ 15,517

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Brandon Investments, Inc.
December 31, 2010

NET CAPITAL

Total stockholders' equity	$	397,559
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		397,559
Deductions and/or charges for nonallowable assets:		
Accounts receivable		13,111
Due from affiliate		81,668
Prepaid expenses		6,028
Furniture and equipment, net		7,532
		108,339
Net capital before haircuts on securities positions		289,220
Haircut on securities - money market account		(23)
Net capital	$	289,197

AGGREGATE INDEBTEDNESS COMPUTATION

Liabilities from statement of financial condition - accounts payable and accrued expenses	$	4,344
Total aggregate indebtedness	$	4,344

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	284,197
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	283,197
Percentage of aggregate indebtedness to net capital		1.50%

No material difference exists between the above computation of net capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2010 FOCUS report.

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Board of Directors
Brandon Investments, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements of Brandon Investments, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

12

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 23, 2011

13

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Board of Directors
Brandon Investments, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of SIPC Assessment and Payment [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Brandon Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brandon Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Brandon Investments, Inc.'s management is responsible for Brandon Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period January 1, 2010 through December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [*if applicable*].

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

14

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 23, 2011

SCHEDULE OF SIPC ASSESSMENT AND PAYMENT

Brandon Investments, Inc.
Year Ended December 31, 2010

General assessment per Form SIPC -7T $ -

Overpayment carried forward $ 300

BRANDON INVESTMENTS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010